

June 14, 2010

By U.S. mail and facsimile to (412) 433-1167

Ms. Gretchen R. Haggerty, Executive Vice President and Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

> **RE: United States Steel Corporation
> Definitive Proxy Statement on Schedule 14A
> Filed March 12, 2010
> File No. 1-16811**

Dear Ms. Haggerty:

We have completed our review of your Definitive Proxy Statement and related filings
and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief